April 11, 2025

Zach Davis
Chief Financial Officer
Cheniere Energy, Inc.
845 Texas Avenue, Suite 1250
Houston, Texas 77002

       Re: Cheniere Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 20, 2025
           File No. 001-16383
Dear Zach Davis:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Business and Properties, page 5

1. We note your disclosures on pages 6 and 60 regarding expansion projects for additional liquefaction capacity at your SPL Project and CCL Project, indicating that you have begun commercialization, although also indicating development of these and other projects, including infrastructure projects, depend on obtaining acceptable commercial and financing arrangements before a final investment decision
(FID) can
       be made. We also note that you have various disclosures regarding the Corpus Christi
       Stage 3 Project, including the status and risks of possible cost overruns, as appear on pages 7, 22 and 44, although without the associated financial details.

       Please expand your disclosures within MD&A to discuss the estimated costs of the projects, timeframes necessary to complete the projects and to assess viability for those on which an FID has not occurred. Please discuss the current status of each material project, stages within the projects, extent to which financing has been securred, nature of activities yet to complete, and implications of any material uncertainties to comply with Item 303(a) and (b)(1) of Regulation S-K. April 11, 2025
Page 2


Note 2 - Summary of Significant Accounting Policies, page 60
Revenue Recognition, page 61

2. We note that you metion princpal versus agent considerations in your revenue recognition accounting policy on page 62 and the gross versus net reporting conventions that are correlated with your assessments, although it is unclear whether you have any material recurring transactions where your role is limited or unclear.

       Please clarify the extent to which you have material arrangments that are being reported on a net basis, or on a gross basis and that involve significant judgment in making a determination, based on the guidance in FASB ASC 606-10-55-36 to 55-40, and if so please identify and discuss the subjective areas of application, and how these types of arrangements were considered in formulating your disaggregated revenue disclosure based on the guidance in FASB ASC 606-10-50-5.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or Gus Rodriguez at 202-551-3752 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation